Exhibit 99.1

Aurora Cannabis Announces Fiscal 2023 Third Quarter and Files Full Year Results

NASDAQ |  TSX: ACB

  Achieves Second Sequential Quarter of Positive Adjusted EBITDA1
  Net Revenue Reaches $64 Million, Increasing 4% Sequentially and 27% YoY; Driving Adjusted Gross Profit1 of $30.6 Million
  Balance Sheet Remains Strong With a Cash Position of ~$230 Million Cash on Hand with ~$80 Million of Convertible Notes Remaining Outstanding
  Clear Path to Achieve Positive Free Cash Flow by the End of Calendar Year 2024 Through Additional $40 Million of Annualized Cost Efficiencies

EDMONTON, AB, June 14, 2023 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company opening the world to cannabis, today announced its financial and operational results for the third quarter and fiscal year 2023 results. As a reminder, Fiscal 2023 is comprised of three quarters ending March 31, 2023.

"We are proud to have delivered our second sequential quarter of positive Adjusted EBITDA1 in Q3 2023, demonstrating our commitment to financial discipline. Over the last three years, our ongoing business transformation initiatives have delivered ~$400 million in annualized cost savings that have significantly reduced cash used in operating activities.  In fact, cash use continues to improve as evidenced by the reduction from $35.5 million in Q2 2023 to $15.1 million in Q3 2023, excluding working capital. This impressive improvement is the launching point for the initiatives that will support our drive to our new financial target of positive free cash flow by end of calendar year 2024," said Miguel Martin, Chief Executive Officer of Aurora.

"This quarter, revenues in both our global medical cannabis and Canadian consumer cannabis segments held mostly steady at $38 million and $14.5 million, respectively, and we benefitted from a strong $10.7 million contribution from our Bevo acquisition due to the onset of its traditionally strong seasonal period. Our adjusted gross profit rose to $30.6 million while our adjusted gross margins remained healthy with our medical business generating a stable, adjusted gross margin of 60%. Our consumer business produced an adjusted gross margin of 25%, up 500 bps from the prior quarter," he stated.

"Aurora is best differentiated from its peers by our high margin, core global medical business spanning 12 countries, and our ability to find new profitable markets for growth. We stand poised to be opportunistic with our strong balance sheet and net cash position in the current market environment. Our determination and ability to showcase our strategic progress positions us for significant value creation," he concluded.

[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures

Third Quarter 2023 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q3 2023, Q2 2023, and Q3 2022 results and are in Canadian dollars)

Consolidated:

Total net revenue1 was $64 million, as compared to the prior quarter net revenue1 of $61.7 million and $50.4 million in the prior year period. The increase from the prior quarter was due to the contribution of $10.8 million from Bevo, acquired in August 2022.

Excluding the impact of the non-core bulk wholesales, adjusted gross margin before fair value adjustments on cannabis net revenue1 for Q3 2023 remained strong and steady, and well above the industry average, increasing to 51% from 49% in Q2 2023.

Medical Cannabis:

Medical cannabis net revenue1 was $38 million, a 3% decrease from the prior quarter, delivering 59% of Aurora's Q3 2023 consolidated net revenue[1] and 75% of Adjusted gross profit before fair value adjustments1.

The slight decrease in net revenue1 from Q2 2023 is largely due to a temporary situation of limited supply of high-demand cultivars in certain EU markets as the Company had production issues at its Nordic production facility. Following the year end, in May 2023, the Company made the decision to close the Nordic production facility and to return to providing European supply from Canada, a change expected to improve reliability of supply of existing and new, high potency cultivars, and increase gross margins over time. The revenue decrease was partially offset with higher volumes sold into Australia, a key export market for the Company.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue remained steady at 60% for the three months ended March 31, 2023 as compared to 61% in the prior quarter, and within the Company's target range of 60% and above. The continuing positive impact of Aurora's new yield, high potency cultivars is expected to maintain margins in the target range for our medical business.

Consumer Cannabis:

Despite the significant structural challenges of the Canadian adult use market, Aurora's consumer cannabis net revenue1 was steady at $14.5 million, compared to $14.6 million in the prior quarter.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue was 25%, increasing by 5% compared to the prior quarter. The increase from the prior quarter is primarily driven by a mix shift in the quarter to core segment brands and lower per unit cost of goods sold from the consolidation of manufacturing assets.

Plant Propagation:

Plant propagation net revenue1 was wholly comprised from the Bevo business, contributing $10.8 million of net revenue1 and represents an increase of $4.1 million from the prior quarter. The increase is due to the seasonality of the Bevo business which delivers higher revenues in the late winter and spring months as orders are fulfilled.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 36% for the Q3 2023 period as compared to 15% in the prior quarter. Due to seasonality of the vegetable and ornamental plant industry, it is expected that the late Winter and Spring months would deliver higher margins relative to the rest of the year as there is a high volume of production and orders being fulfilled in these months.

Selling, General and Administrative ("SG&A"):

Adjusted SG&A1, was $28.4 million in Q3 2023 which excludes $11 million of restructuring, non-recurring, and out-of-period costs, and $1 million in market development costs. Excluding the non-routine items, Adjusted SG&A1continue to be well controlled and below the Company's target of $30 million.

Adjusted R&D1, was $1.9 million in Q3 2023, increasing by $0.7 million compared to the prior quarter. The increase from the prior quarter relates primarily to additional costs from the use of cannabis materials and supplies as the Company continues to focus on product innovation.

Net Loss:

Net loss for the three months ended March 31, 2023 was $87 million compared to $67.2 million in the prior quarter. The increase in net loss of $20 million from the prior quarter was primarily due to an increase of $60 million in other expenses driven by changes in fair value on derivative investments. Offsetting these mark-to-market changes, the Company improved gross profit by $34.8 million and decreased operating expenses by $4.1 million.

Adjusted EBITDA:

Adjusted EBITDA1 was $0.3 million for the three months ended March 31, 2023, as compared to $1.4 million in the prior quarter. The change in Adjusted EBITDA is largely due to additional professional fees and consultant costs as the Company balanced lower corporate headcounts with ongoing compliance and regulatory needs.

Fiscal Q1 2024 Expectations:

The Company expects cannabis net revenue1 for fiscal Q1 2024 to be largely similar to fiscal Q3 2023, with the geographical mix slightly weighted towards the international medical segment. For plant propagation, we expect to see a seasonally strong quarter as we reach our peak selling period. Furthermore, the Company expects Adjusted Gross Margins to be consistent with fiscal Q3 2023 and expects to maintain our stated objective of a quarterly SG&A expense run rate below $30 million.

Operational Efficiency Plan, Balance Sheet Strength, & Cash Use:

Aurora completed its previously announced strategic transformation plan. The achievement of significant and sustainable operating cost and SG&A reductions resulted in two consecutive quarters with positive Adjusted EBITDA and is paving the path as the Company works towards positive free cashflow by the end of calendar 2024.

In Q3 2023, our operations used a net $15.1 million, excluding changes in working capital. The $15.1 million includes approximately $2.1 million in non-recurring termination costs.  During fiscal 2024, the Company is working to:

  Reduce operations cash use by a minimum of $5 million per quarter, by eliminating less efficient operations and focusing on supplying the globe from Aurora's highly efficient, high quality production facilities.
  Removing a minimum of $5 million a quarter from several targeted efficiency and cost reduction initiatives in operations and SG&A.

In addition, compared to Q3 2023, the Company expects to save approximately $2 million per quarter in interest as the remaining $80 million of convertible debt is settled before the end of this fiscal year.

Capital expenditures were approximately $3.6 million dollars in Q3 2023, and in fiscal 2024, are targeted to an average of $2 million quarterly, expected to save over $1 million a quarter compared to Q3 2023.

Aurora is now realizing the benefit of its long term commitment to science and quality cultivation in that demand for the Company's products globally is beginning to outpace supply.  Revenue growth, as it arrives, would be incremental to the path to positive cash flow.

Aurora has one of the most robust balance sheets in the Canadian Cannabis industry with approximately $230 million of cash and cash equivalents on hand and approximately $80 million outstanding in convertible debentures. The Company believes its cash on hand is sufficient to fund operations until the Company is cash flow positive, and is positioned with financial strength and realistic growth prospects to thrive over the long term as the global cannabis market expands.

Additionally, the Company has access to US$650.0 million under a Base Shelf Prospectus filed on April 27, 2023 (the "2023 Shelf Prospectus"), pursuant to which approximately US$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately US$241 million is available for potential new issuances of common shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company's share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

During the three months ended March 31, 2023, the Company issued 4,650,088 common shares under the 2021 at-the- market (ATM) program (the "ATM Program") for net proceeds of US$3.6 million. Subsequent to March 31, 2023, the Company issued 2,145,350 common shares under the ATM Program for gross proceeds of US$1.4 million. Following the filing of the 2023 Shelf Prospectus the ATM Program ceased to operate. The Company may in the future file a supplement to the 2023 Shelf Prospectus in order to utilize a new ATM program to support strategic initiatives or debt settlement.

Subsequent to March 31, 2023, the Company repurchased approximately U.S$50.9 million aggregate principal amount of convertible senior notes for aggregate cash consideration of approximately U.S$46.0 million, and issued 6,354,529.00 Common Shares in settlement of a further U.S$4.0 million principal of this debt.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q3 2023	Q3 2022	$ Change	% Change	Q2 2023	$ Change	% Change
Financial Results
Total net revenue (1)(2a)	$64,026	$50,434	$13,592	27%	$61,679	$2,347	4%
Medical cannabis net revenue (1)(2a)	$37,986	$39,359	($1,373)	(3%)	$39,514	($1,528)	(4%)
Consumer cannabis net revenue (1)(2a)	$14,491	$10,339	$4,152	40%	$14,647	($156)	(1%)
Plant propagation net revenue (1)(2a)	$10,754	$—	$10,754	100%	$6,630	$4,124	62%
Adjusted gross margin before FV adjustments on
total net revenue (2b)	48%	54%	N/A	(6%)	45%	N/A	3%
Adjusted gross margin before FV adjustments on
core cannabis net revenue (2b)	51%	57%	N/A	(6%)	49%	N/A	2%
Adjusted gross margin before FV adjustments on
medical cannabis net revenue (2b)	60%	64%	N/A	(4%)	61%	N/A	(1%)
Adjusted gross margin before FV adjustments on
consumer cannabis net revenue (2b)	25%	29%	N/A	(4%)	20%	N/A	5%
Adjusted gross margin before FV adjustments on
plant propagation net revenue (2b)	36%	— %	N/A	36%	15%	N/A	21%
Adjusted SG&A expense(2d)(5)	$28,351	$35,637	($7,286)	(20%)	$25,428	$2,923	11%
Adjusted R&D expense(2d)	$1,987	$2,637	($650)	(25%)	$1,217	$770	63%
Adjusted EBITDA (2c)(5)	$310	($10,018)	$10,328	103%	$1,428	($1,118)	(78%)

Balance Sheet
Working capital (2e,f)	$237,623	$577,566	($339,943)	(59%)	$409,729	($172,106)	(42) %
Cannabis inventory and biological assets (3)	$93,081	$118,729	($25,648)	(22%)	$93,675	($594)	(1) %
Total assets	$926,322	$1,570,252	($643,930)	(41%)	$1,023,835	($97,513)	(10) %

Operational Results – Cannabis
Average net selling price of dried cannabis
excluding bulk sales (2g)	$4.75	$5.41	($0.66)	(12%)	$4.79	($0.04)	(1) %
Kilograms sold (4)	16,578	9,722	6,856	71%	15,269	1,309	9%

(1)	Includes the impact of actual and expected product returns and price adjustments (Q3 2023 - $0.3 million; Q2 2023 - $2.0 million; Q3 2022 - $0.4 million).
(2)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.	Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
c.	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
d.	Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
e.	"Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
f.	Current liabilities includes the current portion of convertible debentures. As at March 31, 2023, the remaining balance of convertible debentures outstanding is included in current liabilities.
g.	Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q3 2023 - $37.2 million; Q2 2023 - $41.5 million; Q3 2022 - $40.1 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q3 2023 - $4.5 million; Q2 2023 $5.7 million; Q3 2022 - $5.0 million).
(3)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)	The kilograms sold is offset by the grams returned during the period.
(5)	Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.

Conference Call

Aurora will host a conference call today, Wednesday, June 14, 2023, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 8:15 a.m. Eastern time | 6:15 a.m. Mountain Time. A question and answer session will follow management's presentation.

Conference Call Details

DATE:	Wednesday, June 14, 2023
TIME:	8:15 a.m. Eastern Time | 6:15 a.m. Mountain Time
WEBCAST:	Click here

This weblink has also been posted to the Company's "Investor Info" link at https://auroramj.com/investors under "Events".

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn. Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements with respect to:
pro forma measures including revenue, cash flow, Adjusted gross margin before fair value adjustments1, and expected SG&A run-rates; the Company's achievement of the previously announced strategic transformation plan and positive Adjusted EBITDA1;planned cost efficiencies and the Company's path and timing to achieve positive free cash flow; the Company's continued focus on profitable growth opportunities, ongoing discipline in capital deployment, cost savings and financial targets; competitive advantages including, but not limited to, the Company's high margin, core global medical business, balance sheet strength and net cash position, strategic progress, and the associated anticipated value creation; the Company's ability to fund operations until it is cash flow positive; the availability of funds under the 2023 Shelf Prospectus; the Company's ability to navigate complex import/export licensing requirements to participate in high-growth markets; balance sheet strength and availability of funds under the ATM Program; the acquisition of Bevo and the anticipated contribution to top line and Adjusted EBITDA1; and future shareholder value creation.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 20, 2022 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the three and nine months ended March 31, 2023 and 2023 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profile on SEDAR at www.sedar.com.

As a reminder, fiscal 2023 is comprised of three quarters ending March 31, 2023, and the comparative year of fiscal 2022 is comprised of four quarters

Consolidated Statements of Financial Position

(Amounts reflected in thousands of Canadian dollars, unaudited)
	March 31, 2023	June 30, 2022
	$	$
Assets
Current
Cash and cash equivalents	234,942	437,807
Restricted cash	65,900	50,972
Accounts receivable	41,308	46,995
Income taxes receivable	37	57
Marketable securities	—	1,331
Biological assets	22,690	23,827
Inventory	106,132	116,098
Prepaids and other current assets	8,280	6,539
Assets held for sale	638	61,495
	479,927	745,121
Property, plant and equipment	322,969	233,465
Derivatives	7,249	26,283
Deposits and other long-term assets	15,786	3,150
Investments in associates and joint ventures	—	1,207
Lease receivable	6,496	4,434
Intangible assets	59,680	70,696
Goodwill	18,715	—
Deferred tax assets	15,500	—
Total assets	926,322	1,084,356
Liabilities
Current
Accounts payable and accrued liabilities	75,825	69,874
Income taxes payable	161	167
Deferred revenue	1,739	3,850
Convertible debentures	132,571	26,854
Loans and borrowings	9,571	—
Lease liabilities	5,413	6,150
Provisions	4,453	5,410
Other current liabilities	12,572	12,564
Liabilities held for sale	—	5,988
	242,305	130,857

Convertible debentures	—	199,650
Loans and borrowings	36,163	—
Lease liabilities	43,804	36,837
Derivative liability	9,634	37,297
Contingent consideration payable	12,487	14,371
Other long-term liability	48,047	128
Deferred tax liability	16,745	2,862
Total liabilities	409,185	422,002
Shareholders' equity
Share capital	6,841,234	6,754,626
Reserves	154,040	157,213
Accumulated other comprehensive loss	(212,365)	(211,721)
Deficit	(6,296,833)	(6,038,275)
Total equity attributable to Aurora shareholders	486,076	661,843
Non-controlling interests	31,061	511
Total equity	517,137	662,354
Total liabilities and equity	926,322	1,084,356

Consolidated Statements of Profit and Loss

(Amounts reflected in thousands of Canadian dollars, except share and per share amounts, unaudited)

	Nine months ended	Year ended
	March 31 2023	June 30, 2022
	$	$
Revenue from sale of goods	195,497	251,607
Revenue from provision of services	1,088	1,696
Excise taxes	(21,617)	(31,964)
Net revenue	174,968	221,339

Cost of sales	150,835	212,713
Gross profit before fair value adjustments	24,133	8,626

Changes in fair value of inventory and biological assets sold	57,487	106,072

Unrealized gain on changes in fair value of biological assets	(34,129)	(118,671)
Gross profit	775	21,225

Expense
General and administration	83,164	113,212
Sales and marketing	39,475	62,025
Acquisition costs	5,638	4,689
Research and development	4,921	10,389
Depreciation and amortization	14,916	48,602
Share-based compensation	10,764	13,757
	158,878	252,674
Loss from operations	(158,103)	(231,449)

Other Income (expense)

Legal settlement and contract termination fees	(2,644)	(1,227)
Interest and other income	14,252	4,507
Finance and other costs	(29,596)	(71,813)
Foreign exchange (loss) gain	5,975	(299)
Other (losses) gains	(5,109)	47,088
Restructuring charges	(325)	(3,131)
Impairment of property, plant and equipment	(22,249)	(259,115)
Impairment of investment in associates	(1,240)	(5,479)
Impairment of intangible assets and goodwill	(22,493)	(1,199,202)
	(63,429)	(1,488,671)
Loss before taxes	(221,532)	(1,720,120)

Income tax (expense) recovery
Current	(3,167)	(52)
Deferred, net	18,404	2,193
	15,237	2,141
Net loss	(206,295)	(1,717,979)

Consolidated Statements of Cash Flows

(Amounts reflected in thousands of Canadian dollars, unaudited)
	Nine months ended	Year ended
	March 31 2023	June 30, 2022
	$	$
Operating activities
Net loss	(206,295)	(1,717,979)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	(34,129)	(118,671)
Changes in fair value included in inventory sold	57,487	106,072
Depreciation of property, plant and equipment	31,987	60,174
Amortization of intangible assets	693	33,486
Share-based compensation	10,764	13,757
Impairment of property, plant and equipment	22,249	259,115
Impairment of investments in associates	1,240	5,479
Impairment of loans receivable	—	10,509
Impairment of intangible assets and goodwill	22,493	1,199,202
Accrued interest and accretion expense	15,866	30,082
Interest and other income	(168)	(433)
Deferred tax recovery	(18,404)	(2,193)
Other losses (gains)	5,112	(39,604)
Foreign exchange loss	(1,503)	(1,915)
Deferred compensation amortization	1,903	—
Changes in non-cash working capital	(25,116)	52,652
Net cash used in operating activities	(115,821)	(110,267)
Investing activities
Proceeds from investment in derivatives	3,362	—
Purchase of property, plant and equipment and intangible assets	(12,132)	(32,213)
Disposal of property, plant and equipment	20,253	19,648
Acquisition of businesses, net of cash acquired	(38,790)	(23,171)
Payment of contingent consideration	—	(250)
Deposits (paid) received	16	(185)
Net cash used in investing activities	(27,291)	(36,171)
Financing activities
Proceeds from long-term loans	7,242	—
Repayment of long-term loans	(3,053)	—
Repayment of convertible debenture	(128,706)	(163,286)
Payments of principal portion of lease liabilities	(5,148)	(7,545)
Restricted cash	(14,928)	(31,578)
Shares issued for cash, net of share issue costs	73,187	350,188
Net cash provided by (used in) financing activities	(71,406)	147,779
Effect of foreign exchange on cash and cash equivalents	11,653	15,009
Increase (decrease) in cash and cash equivalents	(202,865)	16,350
Cash and cash equivalents, beginning of period	437,807	421,457
Cash and cash equivalents, end of period	234,942	437,807

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended March 31, 2023
Gross revenue	40,667	18,956	307	59,930	488	10,754	71,172
Excise taxes	(2,681)	(4,465)	—	(7,146)	—	—	(7,146)
Net revenue (1)	37,986	14,491	307	52,784	488	10,754	64,026
Cost of sales	(20,041)	(14,556)	(173)	(34,770)	(646)	(8,032)	(43,448)
Depreciation	2,453	1,773	21	4,247	77	877	5,201
Inventory impairment, non-recurring, out-of-
period and market development costs
included in cost of sales (2)(3)(4)(7)	2,555	1,912	25	4,492	96	233	4,821
Adjusted gross profit (loss) before FV
adjustments (1)	22,953	3,620	180	26,753	15	3,832	30,600
Adjusted gross margin before FV
adjustments (1)	60%	25%	59%	51%	3%	36%	48%
Three months ended December 31, 2022
Gross revenue	42,340	19,820	664	62,824	224	6,630	69,678
Excise taxes	(2,826)	(5,173)	—	(7,999)	—	—	(7,999)
Net revenue(1)	39,514	14,647	664	54,825	224	6,630	61,679
Cost of sales	(26,380)	(22,673)	(1,013)	(50,066)	(1,417)	(8,080)	(59,563)
Depreciation	2,055	1,560	68	3,683	95	843	4,621
Inventory impairment, non-recurring,
business transformation, and market
development costs included in cost of sales
(2)(3)(4)(5)	8,855	9,370	436	18,661	609	1,578	20,848
Adjusted gross profit (loss) before FV
adjustments (1)	24,044	2,904	155	27,103	(489) 971		27,585
Adjusted gross margin before FV
adjustments (1)	61%	20%	23%	49%	(218%) 15%		45%
Three months ended March 31, 2022 (6)
Gross revenue	42,262	13,869	—	56,131	736	—	56,867
Excise taxes	(2,903)	(3,530)	—	(6,433)	—	—	(6,433)
Net revenue(1)	39,359	10,339	—	49,698	736	—	50,434
Cost of sales	(31,275)	(23,242)	—	(54,517)	(5,920)	—	(60,437)
Depreciation	4,198	2,165	—	6,363	482	—	6,845
Inventory impairment and out-of-period
adjustments included in cost of sales (2)(7)	12,873	13,749	—	26,622	3,806	—	30,428
Adjusted gross profit (loss) before FV
adjustments (1)	25,155	3,011	—	28,166	(896)	—	27,270
Adjusted gross margin before FV
adjustments (1)	64%	29%	— %	57%	(122%)	— %	54%

(1)	These terms are Non-GAAP Measures and are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)	Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)	Business transformation includes costs in connection with the re-purposing of the Company's Sky facility.
(6)	Prior year comparatives have been recast to conform to the current period's presentation.
(7)	Out-of-period adjustments include adjustments to year-end bonus accruals included in the current quarter but relating to prior quarters and adjustments to input assumptions related to fair value of biological assets.

Net Selling Price of Dried Cannabis Excluding Bulk Sales

Net selling price of dried cannabis excluding bulk sales is a Non-GAAP Measure comprised of revenue from dried cannabis excluding bulk sales less excise taxes on dried cannabis revenue excluding bulk sales and can be reconciled with revenue, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended			Nine months ended
	March 31, 2023	September 30, 2022	March 31, 2022	March 31, 2023	March 31, 2022
Gross revenue from dried cannabis excluding bulk sales	37,180	41,479	40,089	112,364	139,981
Excise taxes	(4,506)	(5,738)	(4,963)	(14,668)	(18,906)
Net revenue from dried cannabis excluding bulk sales	32,674	35,741	35,126	97,696	121,075

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income (loss), the most directly comparable GAAP financial measure, as follows:

	Three months ended			Nine months ended	Year ended
($ thousands)	March 31, 2023	December 31, 2022	March 31, 2022(5)	March 31, 2023	June 30, 2022 (5)
Net loss from continuing operations	(87,225)	(67,183)	(1,012,175)	(206,295)	(1,717,979)
Income tax expense (recovery)	(3,162)	(98)	(202)	(15,237)	(2,141)
Other income (expense)	57,704	(4,315)	939,996	63,429	1,488,671
Share-based compensation	3,620	4,281	3,538	10,764	13,757
Depreciation and amortization	10,017	11,165	18,647	29,400	83,067
Acquisition costs	696	3,028	585	5,638	4,689
Inventory and biological assets fair value and
impairment adjustments	6,477	34,265	31,239	69,026	52,518
Business transformation related charges (1)	7,253	11,893	2,125	28,202	11,891
Out-of-period adjustments (2)	1,333	516	4,074	2,316	11,779
Non-recurring items (3)	2,425	6,803	896	3,823	7,473
Markets under development (4)	1,172	1,073	1,259	3,308	5,205
Adjusted EBITDA (5)	310	1,428	(10,018)	(5,626)	(41,070)

(1) Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators, and payroll costs exited prior to the end of Q2 2023 associated with the medical cannabis business.
(2) Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods.
(3) Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs, an abnormal mildew issue on certain cultivation lots, additional expenses associated with the change in fiscal year end to March 31, 2023, one-time break fees with certain vendors, and temporary abnormal utilities costs within the plant propagation business.
(4) Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(5) Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Nine months ended	Year ended
($ thousands)	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	June 30, 2022
Sales and marketing	13,494	13,174	15,934	39,475	62,025
General and administration	26,679	27,112	23,696	83,164	113,212
Business transformation costs	(7,209)	(11,249)	(2,035)	(27,328)	(11,801)
Out-of-period adjustments	(818)	(516)	(699)	(1,801)	(9,195)
Non-recurring costs	(2,837)	(2,179)	—	(6,154)	(1,127)
Market development costs	(958)	(914)	(1,259)	(2,935)	(5,205)
Adjusted SG&A (1)	28,351	25,428	35,637	84,421	147,909

(1) These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A.

Adjusted R&D

Adjusted R&D is a Non-GAAP Measure and can be reconciled with research and development expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Nine months ended	Year ended
($ thousands)	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	June 30, 2022
General and administration	2,031	1,287	2,637	4,921	10,389
Share-based compensation	(44)	(70)	—	(300)	—
Adjusted R&D (1)	1,987	1,217	2,637	4,621	10,389

(1) These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

	March 31, 2023	December 31, 2022	Year Ended June 30, 2022
($ thousands)
Total current assets	479,927	542,791	745,121
Total current liabilities	(242,305)	(133,062)	(130,857)
Working capital	237,622	409,729	614,264

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 14-JUN-23